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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

WADDELL & REED FINANCIAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock,
par value $0.01 per share
(Title of Class of Securities)

930059100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Daniel C. Schulte
Secretary
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202
Telephone: (913) 236-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alan J. Bogdanow
Vinson & Elkins L.L.P.
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201
Telephone: (214) 220-7700

Calculation of Filing Fee

Transaction Valuation Amount*	Amount of Filing Fee
$29,413,998.00	$2,706.09**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,064,361 shares of Class A Common Stock of Waddell & Reed Financial, Inc. having an aggregate value of $29,413,998 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1 million of the value of the transaction.

**
Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing Party:	Not applicable.
	Date Filed:	Not applicable.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Waddell & Reed Financial, Inc. (the "Company") with the Securities and Exchange Commission on February 12, 2002, relating to the Company's offer to exchange unexercised options to purchase shares of the Company's Class A Common Stock, par value $.01 per share (the "Common Stock"), that have an exercise price of $25.4375 or greater that are outstanding under the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated (the "Plan"), the Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Option Plan, as amended, and the Waddell & Reed Financial, Inc. 1998 Executive Deferred Compensation Stock Option Plan, as amended and restated, and that are held by the Company's employees, consultants, financial advisors and directors other than Keith A. Tucker, Chairman of the Board and Chief Executive Officer of the Company, for a certain number of restricted shares of the Common Stock (the "Restricted Stock") to be issued under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the Letter of Transmittal.

ITEMS 1-11.

Items 1-11 are hereby amended as follows:

        (a)  In the Offer to Exchange, the second paragraph under "How do I tender my Options?" is hereby amended and restated as follows:

        "If we extend this Offer beyond that time, you must deliver these documents before the extended expiration date of this Offer. We reserve the right to reject any or all tenders of options that we determine do not comply with the conditions of this Offer, that we determine are not in appropriate form, or that we determine are unlawful to accept, and we will make these determinations promptly upon expiration of this Offer (which will be on March 14, 2003, at 11:59 p.m., Central Standard Time, unless we extend it). Otherwise, we intend to accept properly and timely tendered options that are not validly withdrawn. (Section 3)"

        (b)  In the Offer to Exchange, the third paragraph of "3. Procedures for Tendering Options" is hereby amended and restated as follows:

        "We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any tender of options, and all questions as to the number of shares subject to Eligible Options or to be issued as Restricted Stock. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders that we determine do not comply with the conditions of this Offer, that we determine are not in appropriate form or that we determine are unlawful to accept, and we will make these determinations promptly upon expiration of this Offer (which will be on March 14, 2003, at 11:59 p.m., Central Standard Time, unless we extend it). We also reserve the right to waive any of the conditions of this Offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. If we waive a condition of this Offer as to one particular option holder, we will waive that condition for all option holders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice."

        (c)  In the Offer to Exchange, subparagraph (a) of "6. Conditions of this Offer" is hereby amended and restated as follows:

        "(a) there will have been threatened or instituted or be pending any action or proceeding by any government agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the tendered options pursuant to this Offer, the issuance of Restricted Stock, or otherwise relates in any manner to this Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or our subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of this Offer to us, which benefits include providing an effective means to retain, compensate, and provide incentives to our employees, consultants, financial advisors and board members;"

        (d)  In the Offer to Exchange, subparagraph (b)(3) of "6. Conditions of this Offer" is hereby amended and restated as follows:

        "(3) materially impair the benefits we hope to receive as a result of this Offer, which benefits include providing an effective means to retain, compensate, and provide incentives to our employees, consultants, financial advisors and board members; or"

        (e)  In the Offer to Exchange, subparagraph (b)(4) of "6. Conditions of this Offer" is hereby amended and restated as follows:

        "(4) materially and adversely affect our business, condition (financial or other), income, operations or prospects or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of this Offer to us, which benefits include providing an effective means to retain, compensate, and provide incentives to our employees, consultants, financial advisors and board members;"

        (f)    In the Offer to Exchange, subparagraph (d) of "6. Conditions of this Offer" is hereby amended and restated as follows:

        "(d) any circumstances, changes or events will have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock price or ownership that, in our reasonable judgment, have or may have a material adverse effect on us or materially impair the contemplated benefits of this Offer to us, which benefits include providing an effective means to retain, compensate, and provide incentives to our employees, consultants, financial advisors and board members; or"

        (g)  In the Offer to Exchange, a new subparagraph (e) is hereby added immediately following subparagraph (d) of "6. Conditions of this Offer" as follows:

        "(e) any increase in the market price of our Common Stock such that the market price per share exceeds the exercise price of any Eligible Options."

        (h)  In the Letter of Transmittal, the first sentence of page 4 is hereby amended and restated as follows, and the Company acknowledges that it will deem each Letter of Transmittal that it receives from tendering option holders to include the amended and restated sentence:

        "I agree to all of the terms and conditions of the Offer and hereby tender to Waddell & Reed Financial, Inc. all of my options listed on the Personnel Summary Report attached to this Letter as Appendix A."

ITEM 12. EXHIBITS

        Item 12(a) of the Schedule TO is hereby amended to add the following exhibit:

  (a)(9)    Form of Notice to Tendering Option Holders Announcing Expiration of Tender Offer.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WADDELL & REED FINANCIAL, INC.
/s/ JOHN E. SUNDEEN, JR.
By:	John E. Sundeen, Jr. Senior Vice President, Chief Financial Officer and Treasurer

Date: March 3, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(9)	Form of Notice to Tendering Option Holders Announcing Expiration of Tender Offer.

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INTRODUCTORY STATEMENT
  ITEMS 1-11.
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX TO EXHIBITS